Exhibit 99.1

Date: December 10, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for SPI Energy Co., Ltd. and, under the date of October 27, 2017, we reported on the consolidated financial statements of SPI Energy Co., Ltd. as of December 31, 2015 and 2016 and for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016. On February 28, 2018, we were dismissed. We have read the Company’s statements included under Item 16F of its December 31, 2017 annual report on Form 20-F, and we agree with such statements, except that we are not in a position to agree or disagree with SPI Energy Co., Ltd.’s statement that “During the years ended December 31, 2016 and 2015 and through February 28, 2018, neither the Company nor anyone on its behalf consulted MarcumBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Marcum BP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.”

Very truly yours,

/s/ KPMG Huazhen LLP

KPMG Huazhen LLP Shanghai Branch